ITEM 1.

      ITEM 1 (a)  NAME OF ISSUER:

                        First Financial Corporation

      ITEM A (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                        One First Financial Plaza
                        P.O. Box 540
                        Terre Haute, IN  47808-0540

ITEM 2.

      ITEM 2 (a)  NAME OF PERSON FILING:

                        Princeton Mining Company      35-0592430

      ITEM 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR,
                        IF NONE, RESIDENCE:

                        State Road 46 South
                        Terre Haute, IN 47803

      ITEM 2 (c)  CITIZENSHIP:

                        Place of Organization:  Indiana

      ITEM 2 (d)  TITLE OF CLASS OF SECURITIES:

                        Common Stock without par value

      ITEM 2 (e)  CUSIP NUMBER:

                        320218(10)

ITEM 3.     STATEMENT FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b)

                        Not applicable because this is an amendment to an original filing under Section 13(g) (1). The reporting person was a beneficial owner of more than 5 percent of the Issuer's outstanding common stock prior to the Issuer's registration under Section 12(g) of the Securities Exchange Act of 1934.

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ITEM 4.     OWNERSHIP.  (as of December 31, 1999):

            (a)   Amount Beneficially Owned:    657,357 shares

            (b)   Percent of Class:            9.60%

            (c)   Number of shares as to which such person has:
                  (I)   sole power to vote or direct the vote   657,357
                  (ii)  shared power to vote or direct the vote  -0-
                  (iii) sole power to dispose or to direct the disposition of
                                    657,357
                  (iv)  shared power to dispose or to direct the disposition of
                                    657,357

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable

ITEM 10.    CERTIFICATION.

                  Not Applicable



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SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                PRINCETON MINING COMPANY



                                                By:  ________________________
                                                      Donald E. Smith,
                                                      Chairman of the Board
Dated:      __________________